SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2001, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company, the Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

                       THE PROFIT SHARING RETIREMENT PLAN
                   OF THE PROCTER & GAMBLE COMMERCIAL COMPANY

         Financial Statements for the Years Ended June 30, 2001 and 2000
                        and Independent Auditor's Report

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits, June 30, 2001 and 2000      2

  Statements of Changes in Net Assets Available for Benefits for the Years
    Ended June 30, 2001 and 2000                                               3

  Notes to Financial Statements for the Years Ended June 30, 2001 and 2000     4

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings Trust in which this plan participates:

  Assets Held for Investment

  Reportable Transactions

  Assets Acquired and Disposed of Within Plan Year

  Party-in-Interest Transactions

  Obligations in Default

  Leases in Default

INDEPENDENT AUDITORS' REPORT


To The Procter & Gamble Master
  Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the "Plan") as of June 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.



November 2, 2001

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
JUNE 30, 2001 AND 2000
--------------------------------------------------------------------------------
                                                    2001               2000
                                                    ----               ----
ASSETS:
  Investment in The Procter & Gamble Master
    Savings Trust, at fair value                $30,723,506        $31,180,027
  Contributions receivable                        2,725,775          2,414,143
                                                -----------        -----------
    Total assets                                 33,449,281         33,594,170

LIABILITIES - Accrued administrative expenses        32,475             22,743
                                                -----------        -----------


NET ASSETS AVAILABLE FOR BENEFITS               $33,416,806        $33,571,427
                                                ===========        ===========

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
--------------------------------------------------------------------------------
                                                     2001               2000
ADDITIONS:
  Equity in net earnings (losses) of
    The Procter & Gamble Master Savings Trust    $   718,944        $(5,327,560)
  Company contributions (net of forfeitures)       2,744,525          2,390,067
                                                 -----------        -----------
    Total changes                                  3,463,469         (2,937,493)
                                                 -----------         ----------
DEDUCTIONS:
  Distributions to participants                    3,566,677          2,867,036
  Administrative expenses                             51,413             79,637
                                                 -----------         ----------
    Total deductions                               3,618,090          2,946,673
                                                 -----------         ----------
NET DECREASE                                        (154,621)        (5,884,166)

NET ASSETS AVAILABLE FOR  BENEFITS:
  Beginning of year                               33,571,427         39,455,593
                                                 -----------        -----------
  End of year                                    $33,416,806        $33,571,427
                                                 ===========        ===========
See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following brief description of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      GENERAL - The Plan is funded through contributions by The Procter & Gamble Commercial Company, the Procter & Gamble Pharmaceuticals, Inc. and Olay Company, Inc. (hereinafter collectively referred to as the "Plan Sponsors"). The Plan Sponsors are wholly-owned subsidiaries of The Procter & Gamble Company (Company). Substantially all employees of the Plan Sponsors are eligible to participate in the Plan upon completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      All Plan assets are held in The Procter & Gamble Master Savings Trust (Master Trust) at June 30, 2001 and 2000, along with the assets of other Company sponsored defined contribution plans (see Note 4). Each Company sponsored plan participating in the Master Trust has a proportionate and undivided ownership interest in the Master Trust assets.

      CONTRIBUTIONS AND VESTING - The Plan Sponsors make contributions to the Plan each year based upon the amount of compensation and number of credit service years of each Plan participant, as defined by the Plan agreement, up to specified limitations. The Plan Sponsors' contributions are calculated by applying the relevant participation percentage to the total compensation, both as defined by the Plan. Participants are not permitted to make contributions to the Plan. The following schedule details the participation percentages by years of service.

                                                 PARTICIPATION
      YEARS OF SERVICE                             PERCENTAGE

      1-3                                              8%
      4-6                                              9%
      7-8                                             10%
      9-10                                            11%
      11-12                                           12%
      13-14                                           13%
      15 or more                                      14%


      Participants are vested 100% upon completion of five years of service. Participants are also 100% vested in their accounts upon termination for disability, early or normal retirement, death and also upon attainment of 65 years of age, regardless of years of service.

      DISTRIBUTIONS - Distributions of Plan benefits may be made in a lump sum or in installment payments over a period not to exceed ten years after the date of death, termination, retirement, or disability. Prior to April 1, 2001, participants could elect to receive installment payments over a period not to exceed fifteen years. Distributions payable to participants as of June 30, 2001 and 2000 are approximately $123,700 and $59,000, respectively.

      FORFEITURES - Participants who terminate service prior to vesting forfeit their account balance. If the participant is rehired prior to a five-year break in service, as defined by the Plan, the amount which was forfeited is restored to the participant's account. Forfeited amounts are used to reduce the Plan Sponsors' annual contributions.

      PARTICIPANT ACCOUNTS - As described in the Plan document, participants may allocate contributions made to their account in one or all of the following investment options offered by the Master Trust (Note 4):

         ENHANCED CASH FUND - The prospectus states that this fund invests in short to medium length maturity, interest-bearing instruments.

         COMPANY STOCK FUND - This fund invests in shares of The Procter & Gamble Company common stock.

         ACTIVE FIXED-INCOME CORE FUND - The prospectus states that this fund invests in a diversified portfolio of publicly and privately traded corporate, government, international and mortgage backed bonds.

         DISCIPLINED EQUITY FUND - The prospectus states that this fund invests in equity securities of approximately 300 domestic, large company stocks.

         DIVERSIFIED FUND - The prospectus states that this fund invests in both equity and fixed-income securities.

         SMALL COMPANY FUND - The prospectus states that this fund invests in a portfolio of equity securities issued by small companies.

         EAFE EQUITY CORE FUND - The prospectus states that this fund invests in a diversified portfolio of equity securities of foreign corporations.

      PLAN TERMINATION - Although it has not expressed any intent to do so, the Plan Sponsors have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, participants will become fully vested in their accounts and the net assets of the Plan will be distributed in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in the Company common stock is valued at the closing price on established security exchanges. The Plan's investment funds (funds) are valued by the fund manager, JP Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in the Master Trust by PNC Bank, Ohio, N.A., (PNC Bank), the trustee of the Plan and to each participant's account by the Plan's recordkeeper.

      EXPENSES OF THE PLAN - Fees charged by the investment manager are paid by the Plan, while all other fees are paid by the Company.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      The Plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      ACCOUNTING POLICIES - On July 1, 2000, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The adoption of this standard did not have a material effect on the Plan's financial statements.

3.    INCOME TAX STATUS

      The Plan is exempt from Puerto Rico income taxes under the provisions of
      Section 165(a) of the Puerto Rico Income Tax Act of 1954, as amended. The Plan is also a qualified employees' trust under Section 401(a) of the Internal Revenue Code (IRC) and, as such, is exempt from federal income taxes under Section 501(a). The Plan has been amended since receiving the latest determination letters. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Income Tax Act of 1954 and the IRC. Therefore, they believe that the Plan was qualified and tax-exempt as of June 30, 2001 and 2000 and no provision for income taxes has been reflected in the accompanying financial statements.

4.    INTEREST IN MASTER TRUST

      Effective January 1, 1993, the Company formed the Master Trust in accordance with a master trust agreement with PNC Bank.

      Use of a master trust permits the commingling of various Company-sponsored defined contribution plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust. The following represents the 2001 and 2000 audited financial information regarding the net assets and investment income of the Master Trust:

Assets of the Master Trust at June 30, 2001 are summarized as follows:

                                               COMPANY          JP MORGAN
                                              STOCK FUND           FUNDS            TOTAL
  Investments, at fair value                 $ 54,559,876      $138,296,264      $192,856,140
  Accrued interest and dividends                       22                54                76
                                             ------------      ------------      ------------
  Total                                      $ 54,559,898      $138,296,318      $192,856,216
                                             ============      ============      ============
  Plan's investment in Master Trust          $ 14,291,021      $ 16,432,485      $ 30,723,506
                                             ============      ============      ============
  Plan's percentage ownership interest
    in Master Trust                                    26%               12%               16%
                                             ============      ============      ============


Investments, at fair value, held by the Master Trust at June 30, 2001 are summarized as follows:

                                               COMPANY          JP MORGAN
                                              STOCK FUND           FUNDS            TOTAL
  The Procter & Gamble Company common
    stock                                    $ 54,559,876                        $ 54,559,876
  Mutual Funds                                                  138,292,253       138,292,253
  Short-term investments                                              4,011             4,011
                                             ------------      ------------      ------------
  Total investments at fair value            $ 54,559,876      $138,296,264      $192,856,140
                                             ============      ============      ============


Investment income(loss) from the Master Trust for the year ended June 31, 2001 is summarized as follows:

                                               COMPANY          JP MORGAN
                                              STOCK FUND           FUNDS            TOTAL
  Net appreciation (depreciation) in
    fair value of investments                $ 6,471,911       $(12,145,773)     $ (5,673,862)
  Dividends                                    1,234,104                            1,234,104
  Interest                                         3,044                                3,044
                                             -----------       ------------      ------------
  Total                                      $ 7,709,059       $(12,145,773)     $ (4,436,714)
                                             ===========       ============      ============
  Plan's equity in net earnings (losses)     $ 1,717,684       $   (998,740)     $    718,944
    of Master Trust                          ===========       ============      ============


Assets of the Master Trust at June 30, 2000 are summarized as follows:

                                               COMPANY          JP MORGAN
                                              STOCK FUND           FUNDS            TOTAL
  Investments, at fair value                 $ 50,535,834      $158,929,742      $209,465,576
  Accrued interest and dividends                       46               243               289
                                             ------------      ------------      ------------
  Total                                      $ 50,535,880      $158,929,985      $209,465,865
                                             ============      ============      ============
  Plan's investment in Master Trust          $ 12,453,585      $ 18,726,442      $ 31,180,027
                                             ============      ============      ============
  Plan's percentage ownership interest
    in Master Trust                                    25%               12%               15%
                                             ============      ============      =============


Investments, at fair value, held by the Master Trust at June 30, 2000 are summarized as follows:

                                               COMPANY          JP MORGAN
                                              STOCK FUND           FUNDS            TOTAL
  The Procter & Gamble Company common
    stock                                    $ 50,532,641                        $ 50,532,641
  Mutual Funds                                                  158,925,084       158,925,084
  Short-term investments                            3,193             4,658             7,851
                                             ------------      ------------      ------------
  Total investments at fair value            $ 50,535,834      $158,929,742      $209,465,576
                                             ============      ============      ============


Investment income(loss) from the Master Trust for the year ended June 30, 2000 is summarized as follows:
                                               COMPANY          JP MORGAN
                                              STOCK FUND           FUNDS            TOTAL
  Net appreciation (depreciation) in fair
    value of investments                     $(27,902,338)     $ 9,782,327       $(18,120,011)
  Dividends                                     1,111,541                           1,111,541
  Interest                                         26,720            2,338             29,058
                                             ------------      -----------       ------------
  Total                                      $ 26,764,077)     $ 9,784,665       $(16,979,412)
                                             ============      ===========       ============
  Plan's equity in net losses of
    Master Trust                             $ (6,595,356)     $ 1,267,796       $ (5,327,560)
                                             ============      ===========       ============


                                                 * * * * * *

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                        The Profit Sharing Retirement Plan
                                        of The Procter & Gamble Commercial
                                        Company



Date:  December 18, 2001                /S/ THOMAS J. MESS
                                        ------------------------------------
                                        Thomas J. Mess
                                        Secretary, Trustees of The Profit
                                        Sharing Retirement Plan of The
                                        Procter & Gamble Commercial Company






                                 EXHIBIT INDEX

Exhibit No.                                                         Page No.

      23                 Consent of Deloitte & Touche